January 31, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention:	Larry Spirgel
Assistant Director

RE:	National Telephone Company of Venezuela (CANTV)

Form 20-F for the year ended December 31, 2005

Filed June 30, 2006

File No. 1-14538

Dear Mr. Spirgel:

On behalf of Compañia Anónima Nacional Teléfonos de Venezuela (CANTV), also known as National Telephone Company of Venezuela (“CANTV” or the “Company”), set forth below are responses to the comment letter dated December 28, 2006 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) related to CANTV’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”). As requested, this letter is being filed on EDGAR.

All references in CANTV’s response to pages and captioned sections are to the Form 20-F. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F. References to “we”, “us” or “our” in the responses set forth below refer in each case to CANTV.

For convenience, we have included the SEC staff’s comments in italics below followed by CANTV’s response.

CANTV wishes the staff of the Commission to note that the Government of Venezuela has stated its interest to nationalize CANTV in a process that has not been fully determined.

General

1.	It appears from the disclosure on page 40 of your Form 20-F that you provide international long-distance calling services to Cuba. Cuba is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to U.S. asset controls and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, whether through direct or indirect arrangements. Your response should describe any agreements, commercial arrangements or other contacts you may have with the government of Cuba or entities controlled by that government.

Response:

In respect to the nature and extent of our contacts with Cuba, since 1978 the Company has historically maintained a business relationship based on international telephone traffic exchange with Empresa de Telecomunicaciones de Cuba S.A. (“ETECSA”), under standard conditions as applicable to the other countries’ carriers. Before 1978, CANTV had connections to Cuba through a third party, such as Transit Telephone Service through Spain. The maximum monthly volume between ETECSA and CANTV as permitted by the Cuban government is 178,000 minutes per month. Our contacts also include wholesale roaming. These arrangements are undertaken under the auspices of the International Telecommunications Union and are a standard practice of an international long-distance telecommunication services provider. These arrangements are necessary to provide our customers with the ability to make and receive calls in or to over 100 countries, including Cuba.

International Long Distance Outgoing traffic from calls made by customers in Venezuela to Cuba has not exceeded one percent on overall outgoing traffic in all periods reported.

CANTV does not, directly or indirectly, have any subsidiaries, other equity investments, assets, facilities or employees located in Cuba and CANTV has made no capital investment in Cuba. CANTV also does not export products or technology to Cuba or itself provide services within Cuba.

2.	Please discuss the materiality of the business activities or other contacts described in response to the foregoing comment, and whether, they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities for the last three complete fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state held monies that screens out stocks of companies that do business with U.S. designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries, Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba, Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

Your qualitative materiality analysis also should address whether, and the extent to which, the government of Cuba, or entities controlled by that government, receive cash or act as intermediaries in connection with your operations.

Response:

Revenues, expenses, assets and liabilities relating to our transactions with Cuba are immaterial to CANTV. The materiality of the business activities related to international traffic exchange with Cuba in quantitative terms for the last complete three fiscal periods and the year ended thereafter is detailed as follows:

(Expressed in millions of bolivars)

	2003	2004	2005	2006
Net settlement expense	3,186.8	2,987.2	2,765.0	3,703.4

% of total revenues	(0.10)%	(0.08)%	(0.05)%	(0.05)%

Accounts receivable	18.8	42.3	1.9	24.0

% of total accounts receivable	0.004%	0.009%	0.000%	0.003%

Accounts payable	630.3	790.8	188.2	1,275.9

% of total accounts payable	0.15%	0.11%	0.02%	0.06%

(Expressed in thousands of US dollars)

	2003	2004	2005	2006
Net settlement expense	1,991.8	1,555.8	1,286.0	1,722.5

% of total revenues	(0.10)%	(0.08)%	(0.05)%	(0.05)%

Accounts receivable	11.8	26.4	1.2	15.0

% of total accounts receivable	0.004%	0.009%	0.000%	0.003%

Accounts payable	393.9	494.3	117.6	797.4

% of total accounts payable	0.15%	0.11%	0.02%	0.06%

Note: Bolivar amounts have been translated into U.S. dollar amounts solely for the convenience of the reader, at a rate of Bs. 1,600, Bs. 1,920, Bs. 2,150 and Bs. 2,150 to U.S.$1. The exchange rate is that reported by the Banco Central de Venezuela (“BCV”) (the Central Bank of Venezuela) as of December 31, 2003, 2004, 2005 and 2006, respectively.

We do not believe that the incidental nature of our roaming and interconnection arrangements with mobile and fixed line operators in Cuba rises to the level of activity or investment in Cuba such that our investors would consider this to be material to CANTV’s reputation and/or share value. This is because we do not believe the nature of the roaming and interconnection arrangements implicates any global security risk and we do not have any facilities, employees or a physical presence in Cuba nor do we provide any equipment or technology to Cuba.

Our belief that the nature of our roaming and interconnect arrangements with Cuba are low-risk and incidental is strengthened by the fact that the U.S. Government sanctions, which generally prohibit transactions between U.S. entities and Cuba, nevertheless do specifically authorize transactions incident to the receipt or transmission of international telecommunications. See 31 CFR § 515.542. The specific authorization of transactions related to telecommunications suggests that such transactions are considered to be so low-risk and low-level as to be considered incidental. In this regard, the nature of our transaction with Cuba does not include the provision of equipment or technology.

We have also considered investor sentiment as evidenced by recent legislation adopted by certain U.S. states regarding investments of state funds in U.S. designated state sponsors of terrorism, including Cuba. We have concluded that the investor sentiment evidenced thereby is directed towards companies with extensive business with Cuba or its government, or with investments in or operations located in Cuba, but not toward companies that may have incidental and low-level arrangements, such as the roaming and interconnection arrangements described above.

Finally, in the course of ordinary business we pay for services rendered by a government-controlled entity. The amount of these payments is not material and does not rise to the level of providing monetary support to the Cuban government.

In sum, our telecommunications transactions with Cuba are quantitatively immaterial. We do not believe that the nature of our roaming and interconnection arrangements with Cuba implicates any global security risk for our security holders. And because we do not have any facilities, employees or a physical presence in, and do not supply technology or equipment to, Cuba, we do not believe that our telecommunications transactions with Cuba rise to the level of monetary or military support of Cuba contemplated by divestment programs. Given the above analysis, we do not believe that the roaming and interconnect arrangements create a material risk, on either a quantitative basis or a qualitative basis, for CANTV’s security holders.

For the above reasons, we do not believe that our business relationships with Cuba entails any quantitatively or qualitatively material risk for our investors which should be disclosed in our filings.

3.	It appears from your website that you may provide your subscribers with telephone service to Iran, North Korea, Sudan and Syria, the other countries identified by the U.S. government as state sponsors of terrorism. Please describe for us the nature and extent of your contacts with these countries, if any. To the extent you have contacts with any of these countries, please provide the type of information and analysis regarding those contacts as we request in the foregoing comments regarding contacts with Cuba.

Response:

In respect to the nature and extent of our agreements with Iran, North Korea, Sudan and Syria (the “Specified Countries”), we do not have direct relations with Iran, North Korea and Sudan. The traffic termination to these countries is through other operators by the use of the cascade accounting mode. There was a connection relation with Syria through another operator with a direct settlement for traffic termination using the direct settlement mode until December 2004. At that time, traffic to Syria had been changed to termination through other operators by the cascade accounting mode. The current balance due to Syria is US$296,424.39 which has not been paid due to U.S. restrictions of money transfers from U.S. bank accounts to Syria. These arrangements constitute a standard practice of an international telecommunication services provider.

CANTV does not, directly or indirectly, have any subsidiaries, other equity investments, assets, facilities or employees in the Specified Countries and has made no capital investment in any of the Specified Countries. CANTV also does not export products or technology to any of the Specified Countries or itself provide services within any of the Specified Countries.

In assessing the adequacy of our disclosures, we considered the following factors:

•	Our business activities are limited to the exchange of normal telecommunications traffic similar to that exchanged by other international telecommunication service providers;

•	We have no manufacturing, sales, or distribution facilities in the Specified Countries;

•	We have no employees in the Specified Companies;

•	We have no subsidiaries, joint ventures, or other investments in these countries; and

•	We do not export products, technology, or equipment to any of the Specified Companies.

Given the above analysis, we do not believe our roaming and interconnection arrangements with the Specified Countries create a material risk, on either a quantitative basis or a qualitative basis, for CANTV’s security holders which should be disclosed in our filings.

Financial Statements

Note 4 – Summary of Significant Accounting Principles and Policies, page F-7

Note 4(c) – Adjustment for inflation, page F-10

4.	We note that you considered Venezuela to be hyperinflationary until December 31, 2003, We also note on page F-l1 that your cumulative inflation for the three years ended December 31, 2004 was 98.7%, which is approaching 100%. Please tell us how you determined that Venezuela was not hyperinflationary using the guidance in IAS 29.

Response:

In respect to how we determined that Venezuela was not hyperinflationary in 2004, the Company considered the guidance in IAS 29, in which an absolute cumulative inflation rate is not the only factor to consider a hyperinflationary economy. IAS 29 requires management to determine the hyperinflationary status and in doing so, to consider certain conditions related to the country’s economy. We described these conditions on Page F-10 on our 2005 Form 20-F as follows:

(a)	The general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency;

(b)	The general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency;

(c)	Sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period;

(d)	Interest rates, wages and prices are linked to a price index; and

(e)	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on these conditions, the Company performed an analysis in which we considered the quantitative factor described in (e), and determined that annual inflation during 2004 reached 19%. This number represents a decrease as compared to the inflation levels in 2003 of 27% and in 2002 of 31%. Projected inflation as announced by the Venezuelan

Government was expected to continue to decrease in 2005 to 15% and in 2006 to 10%. This trend is mainly the result of certain control measures applied by the Venezuelan Government beginning in 2003, including control over prices of products and services considered to be of primary importance, control over the official exchange rate to acquire foreign currency, and controls over interest rates and commissions charged by the national financial system, among other measures.

Regarding the qualitative conditions described in (c) and (d), prices of a certain group of products and services, as well as interest rates in Venezuela, are subject to controls by the Venezuelan Government, and are therefore not linked to inflation rate increases. In addition, the currently existing foreign exchange control regime has established limitations to the free acquisition of foreign currency and prohibits setting prices in foreign currency. Therefore the applicability of the conditions described in (a) and (b) are limited.

These control measures were applied beginning 2003, and have contributed to the decrease in the cumulative inflation rate and have limited the influence of the qualitative factors of the inflation rate. Based on the above analysis, mainly due to the decrease in trend of inflation level we concluded that Venezuela ceased to be a hyperinflationary economy beginning January 1, 2004.

Note 4(f) – Property, plant and equipment and depreciation, page F-11

5.	We note that you changed the depreciation periods of certain equipment in 2004. Please provide all disclosures required pursuant to paragraphs 39 and 40 of IAS 8, including the amount of the change or, if applicable, state that the amount of the effect in future periods is not disclosed because estimating it requires undue cost or effort.

Response:

We will revise the disclosure in future filings concerning the amount of change due to depreciation changes in 2004. We will also revise the related note to the financial statements in our future filings accordingly, including adding text similar to the following text included in italics below for 2005:

“In 2004, based on technical studies, the Company revised and prospectively changed the depreciation periods of certain equipment from the cellular network related to second generation mobile services changing the useful lives from seven to five years, and certain radio base components changing the useful lives from seven to three years. These changes in useful lives estimates resulted in an additional expense recorded in 2004 of Bs. 10,156 billion. Company management considers that as of December 31, 2005 and 2004, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets.”

In addition, the amount of the effect in future periods is not expected to be disclosed because estimating it requires undue cost or effort due to the fact that the cost base of the assets include inflation adjustments, each individual asset has a different acquisition date and timing of future disposals of assets. The systems can not keep track of dual calculations and manual calculation is complex due to the volume of data involved.

Note 4(g) – Computer software and amortization, page F-12

6.	Please expand your accounting policy for the capitalization of software to disclose the criteria that must be met for each of the research and development phase. See paragraph 57 of IAS 38 for guidance. Also, please disclose the amount of research and development expense for each of the periods presented, if material.

Response:

We will revise the disclosure in future filings concerning our accounting policy for the capitalization of software related to research and development. We will also revise the related note to the financial statements in our future filings accordingly, including adding text similar to the substance of the following text included in italics below for 2005:

“The costs of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or improve its capabilities are capitalized as assets and classified as information systems. The cost of these assets is amortized over a period of between three and seven years. This account includes software acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

Software acquired is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs related to the evaluation phase of an internally developed software project are recognized as an expense, and the identifiable costs of developing software applications are capitalized if the Company is able to control the future benefits and its cost exceeds the amount of U.S.$10,000. Post-implementation and operation expenses are recognized as expense. Amortization is calculated using the straight-line method over the estimated useful life.

The Company, through its business units, performs multiple market studies to identify products and services to remain competitive. Additionally, the Company upgrades its systems to adapt the network to the technological requirements of new products and services. Identifiable system upgrade costs are capitalized to the corresponding hardware within property, plant and equipment or information systems when this upgrade meets the criteria of a major improvement and renewal that extends the asset’s useful life or improve asset capacity and the company is able to control the future benefits, or otherwise expensed. For accounting purposes these activities are not considered to be research and development expenses. The Company conducts no other research and development activities.

The Company does not hold intangible assets with indefinite useful lives.”

Note 4(k) – Accounts receivable and provision for uncollectible accounts, page F-l3

7.	Refer to the discussion of your provision for uncollectible accounts on page 80. We note that the provision decreased in part due to changes in your fixed telephony uncollectibles policy, which was previously based on a percentage of gross revenues but is now based on a percentage and aging analysis of accounts receivable. Please expand the disclosure in Note 4(k) to describe this change in policy and tell us how you accounted for the change under Venezuelan GAAP, IFRS and US GAAP.

Response:

We will revise the disclosure in future filings concerning the change in our fixed telephony uncollectible estimate. We will also revise the related note to the financial statements in our future filings accordingly, including adding text similar to the substance of the following text included in italics below:

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Based on these analyses, as of December 31, 2005, the Company recorded a provision equal to 2% of wireline services accounts receivable, 4% of wireless services accounts receivable, and 10% of Internet and other voice services. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts in order to provide these accounts with an specific allowance on a continuous basis.

“During 2005, based on historic experience and current trends, the Company changed its estimate for fixed telephony provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimation is based on a percentage and aging analysis of accounts receivables, which is considered to be more appropriate under current circumstances. This change in estimate resulted in a reversal of Bs. 20,000 in the provision of 2005.”

This change in the uncollectible estimate was consistently applied for IFRS and US GAAP purposes. Venezuelan GAAP does not apply since IFRS was adopted on January 1, 2004.

Note 4(k) – Accounts receivable and provision for uncollectible accounts, page F-13

8.	Refer to your discussion of accounts receivable from Government entities on page 42. Please tell us how you accounted for adjustments for delays in payment from Government entities under Venezuelan GAAP, US GAAP and IFRS. Tell us the basis for recording the present value based on projected delays in payments, if applicable.

Response:

The adjustments related to delays in payments from Government entities were accounted for on a consistent basis under IFRS and US GAAP, therefore Venezuelan GAAP is not applicable since then. However, under Venezuelan GAAP there was no specific guidance on this matter, therefore IFRS was applicable by default. As disclosed on pages 42 and F-13 of our 2005 Form 20-F, the Company recorded an adjustment of Bs. 3,183 and Bs. 9,915 for 2004 and 2005, respectively, in regard to the initial present value of a portion of these accounts receivable as a reduction of revenues and included the adjustment in accounts receivable from government entities. This is due to the projected delay in collecting from Government entities, using an imputed rate of interest based on an average discount rate of short-term Venezuelan National Public Debt Bonds. Any subsequent adjustment to the initial fair value estimate is recorded as an expense.

The basis used for recording these adjustments was made in accordance with IAS 18 – Revenue, paragraph 11, which indicates that …”when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. For example, an entity may provide interest free credit to the buyer or accept a note receivable bearing a below-market interest rate from the buyer as consideration for the sale of goods. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an imputed rate of interest. The imputed rate of interest is the more clearly determinable of either:

(a)	the prevailing rate for a similar instrument of an issuer with a similar credit rating; or

(b)	a rate of interest that discounts the nominal amount of the instrument to the current cash sales price of the goods or services.”

The present value adjustment is calculated at origination date only on the portion of the Government accounts receivable projected to be collected after one year, and using option (b) as stated above.

Similarly, APB 21 Interest on Receivables and Payables was the basis under US GAAP which is consistent with the accounting under IFRS.

Note 4(n) – Revenue recognition, page F-14

9.	Refer to your discussion of Telecommunications Centers on page 31. We note that you account for commissions paid to Telecommunications Centers as cash incentives and record the commissions as a reduction in revenues. Please expand your accounting policy for revenue recognition to describe the accounting for commissions paid to Telecommunications Centers.

Response:

Even though the amounts are not material, we will revise the disclosure in future filings concerning revenue recognition to describe the accounting for commissions paid to Telecommunication Centers. We will also revise the related note to the financial statements in our future filings accordingly, including adding text similar to the substance of the following text included in italics below for 2005:

“The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services and equipment to new customers. The Company gives discounts based on volume of equipment sold. Discounts earned by the authorized agents are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

The Company also has agreements with third parties to provide them with Telecommunication Center franchises that render fixed line services directly to the public. The Company is required to pay commissions as sales incentives established by type and volume of services rendered by the Telecommunication Center in its own installations. Commissions earned by the Telecommunication Centers are considered as cash incentives and are recorded as a reduction of the Company’s revenues in the corresponding caption, depending on the related services. The Company also gives discounts based on volume of equipment sold. Discounts earned by the Telecommunication Centers are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.”

This is consistent with the discussion related to Telecommunication Centers included on page 31.

10.	Refer to page 67 of MD&A. We note that you derive revenues from wireline-related services such as interconnection facilities charges, data transmission services, late payment charges, reconnection fees and miscellaneous charges. Please expand your revenue recognition policy to clarify the accounting policy for each of these types of services.

Response:

We will revise the disclosure in future filings concerning revenue recognition to describe the accounting methodology for recognizing revenues of as interconnection facilities, data transmission services, late payment charges, reconnection fees and miscellaneous charges. We will also revise the related note to the financial statements in our future filings accordingly, including adding text similar to the substance of the following text included in italics below for 2005:

“The Company records revenues from other telecommunications services which include interconnection facilities, data transmission services, late payment charges, reconnection fees and miscellaneous charges.

Interconnection facilities are recognized as revenue on a monthly basis when the service is rendered.

Data transmission services include a monthly recurring fee which is initially recorded as deferred revenue for services billed in advance, and revenue is recognized based on traffic when the service is rendered.

Late payment charges are recognized as financial income when generated, which is after 30 days of non-payment by the subscriber.

Reconnection fees are recognized as revenue when generated, which is at the moment that the subscriber’s line is reconnected after paying overdue amounts.

Miscellaneous charges includes subscriber line relocation, private number, other equipment sales and vertical services, and are recognized as revenue once the service is rendered or the equipment is sold and delivered.”

11.	Please expand the second paragraph of Note 4(n) to clarify the methodology for recognising revenue for the types of revenues listed, that is, submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, and monthly advanced charges for telecommunications services.

Response:

We will revise the disclosure in future filings concerning revenue recognition to describe the accounting methodology for recognizing revenues of submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards and monthly advanced charges for telecommunications services. We will also revise the related note to the financial statements in our future filings accordingly, including adding text similar to the substance of the following text included in italics below for 2005:

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly advanced charges for telecommunications services and telephone directories. Earned revenues pending for billing are included in accounts receivable.

Submarine cable usage is recognized as revenue once the service is rendered on a monthly basis.

Unlimited plans for Internet access are recognized as revenue on a monthly basis when the service is rendered.

Amounts related to unused prepaid cards are recognized as revenue based on monthly usage. Prepaid cards expire in one year after being activated by the customer; unused balances of prepaid cards are recognized as revenues at expiration date.

Monthly advanced charges for telecommunications services are recognized as revenues on a monthly basis once the service is rendered.

Advertising in telephone directories is recognized as revenues upon the distribution of the directories.

12.	We note that revenue related to handset sales is recognized when the equipment is delivered and accepted by distributors. Please clarify your revenue recognition policy to disclose whether title has passed to the distributor and what rights of return the distributor may have for excess inventories. Also, address your accounting policy for the recognition of loss on sale of handsets.

Response:

We will revise the disclosure in future filings concerning revenue recognition to describe the accounting methodology for equipment sales. We will also revise the related note to the financial statements in our future filings accordingly, including adding text similar to the substance of the following text included in italics below for 2005:

“Revenue related to phone handset sales and its related cost of sales is recognized when the equipment is delivered and accepted by the customer or distributor. Handset sales are final and the distributor has the right of return of equipment only using the warranty in case of damaged equipment. Handset sales are recorded as revenues and its related cost of sales are recorded as part of operating expenses.”

Additionally, second paragraph in footnote 4-j will be revised as follows:

“The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value, which is presented in operating expenses.”

13.	Please expand the accounting policy for revenues from wireless line activation fees to clarify the methodology used to recognize the revenues periodically.

Response:

We will revise the disclosure in future filings concerning revenue recognition to describe the accounting methodology policy for revenues from wireless line activation fees to clarify the methodology used to recognize the revenues periodically. We will also revise the related note to the financial statements in our future filings accordingly, including adding text similar the substance of the following text included in italics below for 2005:

“Revenue from wireless line activation fees charged to new customers is deferred and recognized monthly over the estimated average time that the customer will maintain and use wireless lines. The amortization of the deferred amount is calculated using the straight line method.”

14.	Please expand the accounting policy for equipment and services sold in bundles packages to clarify the timing of revenue recognition for each of the separate elements, that is, services and equipment.

Response:

We will revise the disclosure in future filings concerning the accounting policy for equipment and services sold in bundles packages. We will also revise the related note to the financial statements in our future filings accordingly, including adding text similar the substance of the following text included in italics below for 2005:

“Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable. If the elements are deemed separable and fair value can be reliably determined, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. Equipment sales are recognized upon delivery and each service is recognized according to the applicable revenue recognition policy. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.”

Note 5 – Concessions and regulation, page F-19

15.	Please consider disclosing the amount of assets that may be subject to forfeiture as of the balance sheet date or tell us why you believe the possibility of such forfeiture is remote. See paragraph 86 of IAS 37 for guidance.

Response:

In respect to the possibility of forfeiture of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession, we believe that as of June 30, 2006 (filing date of 2005 Form 20-F) this possibility was remote given the existing circumstances in which CANTV has significantly complied with the terms of the Concession agreement.

Any future events that may possibly impact the Concession will be appropriately disclosed in the applicable filings.

Note 6 – Transition to IFRS, page F-23

16.	We note that you previously reported total shareholders’ equity under Venezuelan GAAP of Bs. 4,399,924 as of December 31, 2003 on page F-46 of your 2004 Form 20-F. Please tell us in detail how the amount disclosed on page F-24 of your 2005 Form 20-F of Bs. 3,691,680 as of January 1, 2004 differs from the previously disclosed amount as of December 31, 2003.

Response:

Total shareholders’ equity as of December 31, 2004 is Bs. 3,691,680, adjusted for inflation under Venezuelan GAAP as reported on pages F-5 and F-6 of our 2003 Form 20-F. In our 2004 Form 20-F this amount is expressed in constant bolivars as of December 31, 2004, therefore this amount increases to Bs. 4,399,924 due to the inflation of the year.

Since the Company adopted International Financial Reporting Standards in 2005, and Venezuela is not considered to be hyperinflationary in 2004, total shareholders’ equity as of December 31, 2003 remained in constant bolivars as of December 31, 2003 in the amount of Bs. 3,691,680. The inflation adjustment related to 2004 is not applicable.

17.	Please revise the reconciliations on pages F-26 and F-28 to explain the nature of the amounts reclassified for comparison purposes. See paragraph 38 of IAS 1 for guidance.

Response:

The nature of the amounts reclassified for comparison purposes is related to grouping of accounts to make amounts and balances under Venezuelan GAAP comparable to IFRS and present in the Transition Note only the applicable adjustments.

(i)	2004 Venezuelan GAAP income statement. 2004 Form 20-F vs. 2005 Form 20-F reclassifications for comparison purposes.

	20-F 2004	Reclassifications	Reference	20-F 2004
Operating expenses
Local service	957,716	—		957,716
Domestic long distance	300,744	—		300,744

Total local and domestic long distance	1,258,460	—		1,258,460

International long distance	113,671	—		113,671
Net settlements	(2,310)	—		(2,310)

International long distance	111,361	—		111,361

Fixed-to-mobile outgoing calls	656,251	—		656,251
Interconnection incoming	87,916	—		87,916
Data transmission	412,560	—		412,560
Other wireline-related services	180,729	—		180,729

Total wireline services	2,707,277	—		2,707,277

Wireless services	1,052,284	—		1,052,284
Wireless equipment sales	204,861	—		204,861

Total wireless services	1,257,145	—		1,257,145

Other	142,201	—		142,201

Total operating revenues	4,106,623	—		4,106,623

Operating expenses
Labor and benefits	576,581	—		576,581
Operations, maintenance, repairs and administrative	1,186,939	(44,426)	1	1,142,513
Cost of sales of wireless equipment	270,912	—		270,912
Additional pension obligation due to Supreme Court ruling	—	44,426	1	44,426
Provision for uncollectibles	89,198	—		89,198
Interconnection costs	411,352	—		411,352
Depreciation and amortization	963,344	—		963,344
Concession and other taxes	250,215	—		250,215
Other income, net	—	(16,340)	2	(16,340)

Total operating expenses	3,748,541	(16,340)		3,732,201

Operating income	358,082	16,340		374,422

Interest income and exchange gain, net	41,591	(16,340)	2	25,251

Income before income tax	399,673	—		399,673

Income tax
Current	(91,193)	—		(91,193)
Deferred	—	—		—

Total income tax benefit	(91,193)	—		(91,193)

Minority interest in subsidiary	(1,796)	—		(1,796)

Net income	306,684	—		306,684

Net income attributable to:
Equity holders of the Company	306,684	—		306,684
Minority interest in subsidiary	—	—		—

Net income	306,684	—		306,684

Explanation of the reclassifications for comparison purposes:

The nature of the reclassifications are for comparison purposes in the presentation of the income statement according to IFRS.

(1) Disclosure as a line item of the amount recorded for additional pension obligation due to Supreme Court ruling previously recorded as part of operations, maintenance, repairs and administrative.

Operations, maintenance, repairs and administrative	(44,426)
Additional pension obligation due to Supreme Court ruling	44,426

(2) Reclassification of other income, net to operating expenses according to IFRS, which was previously presented as part of interest income and exchange gain, net.

Other income, net	16,340
Interest income and exchange gain, net	(16,340)

(ii)	2004 Venezuelan GAAP balance sheet. 2004 Form 20-F vs. 2005 Form 20-F reclassifications for comparison purposes.

	20-F 2004	Reclassifications	Reference	20-F 2004
ASSETS
Non-current assets
Property, plant and equipment, net	4,073,704	—		4,073,704
Cellular concession, net	185,654	—		185,654
Long-term accounts receivable from Venezuelan Government entities	38,607	—		38,607
Information systems (software), net	—	301,512	1	301,512
Other assets	352,550	(275,200)	1 and 4	77,350

Total non-current assets	4,650,515	26,312		4,676,827

Current assets
Other current assets	47,120	17,490	4	64,610
Inventories, spare parts and supplies, net	262,116	—		262,116
Accounts receivable from Venezuelan Government entities	182,007	—		182,007
Accounts receivable, net	474,909	(6,279)	4	468,630
Cash and temporary investments	993,004	(25,461)	4	967,543

Total current assets	1,959,156	(14,250)		1,944,906

Total assets	6,609,671	12,062		6,621,733

STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ equity
Capital stock	2,564,026	—		2,564,026
Additional paid-in capital	40,453	—		40,453
Legal reserve	256,403	—		256,403
Translation adjustment and other	76,224	—		76,224
Workers’ benefit shares	(95,830)	—		(95,830)
Retained earnings	1,283,644	—		1,283,644

Total stockholders’ equity	4,124,920	—		4,124,920

Non-current liabilities
Long-term debt	92,837	—		92,837
Provision for litigation	122,221	(44,504)	2 and 4	77,717
Pension and other post-retirement benefit obligations	701,900	64,818	2	766,718

Total non-current liabilities	916,958	20,314		937,272

Current liabilities
Current portion of long-term debt	169,605	—		169,605
Accounts payable	747,398	(5,281)	4	742,117
Accrued employee benefits	86,099	(9,073)	4	77,026
Pension and other post-retirement benefit obligations	88,883	7,100	2	95,983
Income tax payable	—	56,303	3	56,303
Dividends payable	23,568	—		23,568
Deferred revenue	146,769	—		146,769
Other current liabilities	301,004	(57,301)	3 and 4	243,703

Total current liabilities	1,563,326	(8,252)		1,555,074

Total liabilities	2,480,284	12,062		2,492,346

Minority interest in subsidiary	4,467	—		4,467

Total stockholders’ equity and liabilities	6,609,671	12,062		6,621,733

Explanation of the reclassifications for comparison purposes:

(1) Disclosure as a line item of the amount of information systems (software), net which was previously included in other assets.

Information systems (software), net	301,512
Other assets	(301,512)

(2) Reclassification of the additional pension obligation due to Supreme court ruling that was previously presented under provision for litigation.

Provision for litigation	71,918
Pension and other post-retirement benefit obligations - current	(7,100)
Pension and other post-retirement benefit obligations - non-current	(64,818)

(3) Disclosure as a line item of the amount of Income tax payable which was previously included in other current liabilities.

Other current liabilities	56,303
Income tax payable	(56,303)

(4) Other minor reclassifications individually not material and with no effect on results or equity.

Note 17 – Retirement benefits, page F-42

18.	Please expand the last paragraph of Note 17(b) to explain that the entire amount accrued for the Supreme Court ruling was included in pension obligations and clarify how this amount was determined. Also, tell us how you estimated the amount under US GAAP.

Response:

We will revise the related note to the financial statements in our future filings accordingly, including adding text similar the substance of the following text included in italics below for 2005:

“During the period that this labor claim was under litigation, the Company followed IAS 37, “Provisions and contingent liabilities,” for measurement and disclosure. Under this approach, the total estimated additional obligation was immediately recognized as expense. In August 2005, after a final court ruling was issued, the total contingent liability that was recognized under IAS 37 was transferred into the pension obligations. From this point on, the Company followed IAS 19, “Employee benefits,” for measurement and disclosure of this additional pension obligation. As of December 31, 2005, pension obligations include the total amount of Bs. 764.6 billion related to the additional pension obligations due to the Supreme Court’s ruling. Measurement of this amount as well as pension obligations was performed using actuarial calculations, including the retroactive payments before December 31, 2005 and the projected benefit obligation covering the applicable population and incorporating the new assumption related to the urban minimum wage increase as a percentage of projected future inflation.”

In respect to the amounts under US GAAP, these were estimated using the same methodology of actuarial calculations for IFRS. Under USGAAP, the Company followed FAS 5 “Accounting for contingencies” and FAS 87 “Employer’s accounting for pensions”.

Note 22 – Commitments and Contingencies, page F-50

19.	Please expand the disclosure to describe the type of equipment and real property leased under operating leases. Also describe how your commitments for operating leases over the next 5 years are determined, since you state that you lease equipment and real property for periods of one year or less and you disclose commitments for periods through 2010.

Response:

Lease equipment and real property leased under operating leases include land, offices and spaces for equipments. Equipments include circuits and other leased equipment to support fixed and mobile services.

We will revise the disclosure in future filings concerning the determination of the commitments over the next five years for operating leases. We will also revise the related note to the financial statements in our future filings accordingly, including adding text similar the substance of the following text included in italics below for 2005:

“The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. Assuming automatic extension of the agreements, lease commitments for real estate and equipment are approximately: Bs 47,970 for 2006, Bs 73,339 for 2007, Bs 93,500 for 2008, Bs 115,908 for 2009 and Bs 99,856 for 2010.”

These lease commitments for the following five years are determined in our budget and strategic plan and are based on the assumption that the lease term include an automatic extension of the agreements.

Note 26 – Summary of Main Differences Between US GAAP and IFRS, page F-56

20.	We note differences in amounts reported under US GAAP in your 2004 Form 20-F for net income and total shareholders’ equity as of December 31, 2004 (Bs. 326,570 and Bs. 4,661,711, respectively) as compared to similar amounts under US GAAP in your 2005 Form 20-F (Bs. 424,728 and Bs. 4,023,125, respectively). Please tell us the reason for the differences.

Response:

The differences in net income and total shareholders’ equity under US GAAP as of December 31, 2004 reported in our 2004 and 2005 Form 20-F resulted from the effects of the adjustment for inflation. The adjustments to conform net income and total shareholders’ equity from Venezuelan GAAP to US GAAP reported in 2004 Form 20-F were calculated considering the adjustment for inflation until December 31, 2004 as Venezuelan GAAP still requires the adjustment for inflation as long as annual inflation is over two digits. The adjustments to conform Net income and total shareholders’ equity from IFRS to US GAAP reported in 2005 Form 20-F were calculated considering the adjustment for inflation until December 31, 2003 in order to be consistent with the criteria applied for IFRS purposes pursuant to IAS 29.

We will expand in future filings our disclosure regarding the applicability of the adjustment for inflation for US GAAP purposes accordingly, including adding text similar the substance of the following text included in italics below for 2005:

“Under IAS 29, “Financial reporting in hyperinflationary economies”, the Company’s financial statements were adjusted for inflation until December 31, 2003. According to SEC rules, the quantified effects of applying price-level accounting are not required to be included in the reconciliation to U.S. GAAP, and accordingly all reconciling items from IFRS to U.S. GAAP are calculated consistently considering the effects of inflation until December 31, 2003.”

Note 26(a) – Pension plan, page F-56

21.	Please expand the disclosure of differences between IFRS and US GAAP for pension plans to address differences for amortization of the cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and the market-related value of plan assets. We note the disclosure at page F-16 that these gains and losses arc amortized over 4 years for IFRS which is shorter than expected average remaining future service period generally used for US GAAP.

Response:

We will expand in future filings our disclosure regarding the differences between IFRS and US GAAP for pension plans to address amortization of cumulative actuarial gains and losses accordingly, including adding text similar in Note 26 (a) – Pension Plan based on the substance of the following text included in italics below for 2005:

“In accordance with IFRS, IAS 19, “Employee Benefits”, provides for a different amortization of the transition obligation resulting from the present value of the obligation at the moment of adoption reduced by the fair value of existing pension plan assets on the same date and any eventual past service costs. IAS 19 provides for immediate recognition of the transition obligation or an amortization period of no more than five years whereas the U.S. GAAP Statement of Financial Standard No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), allows for an amortization period based on the average remaining service years of employees. Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and the market-related value of plan assets are amortized over a period of four years under IFRS and under U.S. GAAP as the Company applies a systematic method that results in a faster recognition of cumulative gains and losses, which is consistently applied period to period, and both to gains and losses. Under IAS 19, to the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an entity shall recognize past service costs immediately. In accordance with SFAS 87, plan amendments (including initiation of a plan) often include provisions that grant increased benefits based on services rendered in prior periods. Because plan amendments are granted with the expectation that the employer will realize economic benefits in future periods, SFAS 87 does not require the cost of providing such retroactive benefits (that is, prior service costs) to be included in net periodic pension costs entirely in the year of the amendment, but provides for recognition during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan. In addition, as a result of the adoption of IFRS, following IFRS 1, cumulative actuarial gains and losses as of January 1, 2004 were immediately recognized. Under SFAS 87 there was no immediate recognition at that date.”

Item 10. Additional Information, page 119

22.	Refer to your disclosure of documents on display on page 130. Please note that the address of the SEC has changed to 100 F Street, N.E., Washington, D.C. 20549.

Response:

We have noted your comment and will update the disclosure in our next Form 20-F to include the SEC’s new address.

In addition, CANTV acknowledges as follows:

•	CANTV is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	CANTV may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, please feel free to contact the undersigned at 011-58-212-500-8238 or our counsel, Robert W. Mullen, Jr. (212-530-5150) or Frank Vivero (212-530-5342) of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,

/s/ Armando Yañes

Armando Yañes

cc:	Robert W. Mullen, Jr.
Milbank, Tweed, Hadley & McCloy LLP

Frank Vivero
Milbank, Tweed, Hadley & McCloy LLP